

September 11, 2014

<u>Via E-Mail</u>
Howard Mah
Chief Financial Officer
United States Natural Gas Fund, LP
1999 Harrison Street, Suite 1530
Oakland, CA 94612

> **Re: United States Natural Gas Fund, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-33096**

Dear Mr. Mah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 28, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38</u>

1. We note that over the past several years, redemptions of your shares have typically exceeded demand for the creation of new shares by a significant amount. Please provide us with a discussion of the reasons for these changes in the number of shares outstanding and a discussion of any trends that are impacting your net asset value or results of operations. In future filings, please include this discussion within your MD&A.

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS, page 81

2. Please tell us, and disclose in future filings, how your financial statements comply
    with the disclosure requirements of Accounting Standards Update No. 2011-11
    relating to offsetting and related arrangements.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

    If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or
me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Accountant